SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Monolithic System Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

609842 10 9

(CUSIP Number)

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 609842 10 9	Page 2 of 13

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Synopsys, Inc. 56-1546236

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 8,764,826 (1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 8,764,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,764,826 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%

14.	Type of Reporting Person CO

(1) Does not include options to purchase an aggregate of 595,971 shares of MoSys common stock, which options are exercisable within 60 days of February 23, 2004, held by the persons who have entered into Stockholder Agreements with the reporting persons as described herein.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Synopsys, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 609842 10 9	Page 3 of 13

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Mountain Acquisition Sub, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 8,764,826 (1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 8,764,826 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,764,826 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%

14.	Type of Reporting Person CO

(1) Does not include options to purchase an aggregate of 595,971 shares of MoSys common stock, which options are exercisable within 60 days of February 23, 2004, held by the persons who have entered into Stockholder Agreements with the reporting persons as described herein.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mountain Acquisition Sub, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 609842 10 9	Page 4 of 13

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D is being filed by Synopsys, Inc., a Delaware corporation (“Synopsys”), and Mountain Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Synopsys (“Acquisition Sub”), and relates to the acquisition by Synopsys, through Acquisition Sub, of all of the outstanding common stock of Monolithic System Technology, Inc., a Delaware corporation (“MoSys”), in a two-step transaction comprised of a combination cash and stock exchange offer for all of the issued and outstanding shares of MoSys common stock for consideration valued at an aggregate of $13.50 per share of MoSys common stock (the “Offer”), followed by a merger of Acquisition Sub with and into MoSys (the “Merger,” and together with the Offer, the “Acquisition”), pursuant to the Agreement and Plan of Merger and Reorganization among Synopsys, Acquisition Sub and MoSys, dated as of February 23, 2004 (the “Reorganization Agreement”). Upon the acceptance for exchange of shares of MoSys common stock by Acquisition Sub pursuant to the Offer, each share of MoSys common stock validly tendered (and not withdrawn) will be converted into the right to receive a combination of $6.75 in cash and a fraction of a share of Synopsys common stock having a value of $6.75 based on a formula set forth in the Reorganization Agreement. Acquisition Sub has the right, at any time through the date two business days prior to the expiration date of the Offer (as it may be extended from time to time), to convert the Offer into an all-cash tender offer, in which case each share of MoSys common stock would be converted into the right to receive $13.50 in cash in the Offer. Upon the consummation of the Merger, each share of MoSys common stock (other than shares owned by Synopsys, Acquisition Sub, MoSys or any wholly owned subsidiary of Synopsys or MoSys, or by any stockholder of MoSys who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the same consideration into which each MoSys share accepted for exchange pursuant to the Offer was converted.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The names of the persons filing this statement are Synopsys, Inc., a Delaware corporation, and Mountain Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Synopsys. Synopsys is the world leader in electronic design automation software for semiconductor design. Acquisition Sub was formed for purposes of facilitating the Acquisition.

(b) The business address of each of Synopsys and Acquisition Sub is 700 East Middlefield Road, Mountain View, California 94043.

(c) Set forth in Schedule I-A to this Schedule 13D is the name and present principal occupation or employment of each of Synopsys’ executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. Set forth in Schedule I-B to this Schedule 13D is the name and present principal occupation or employment of each of Acquisition Sub’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither Synopsys nor Acquisition Sub, nor to the knowledge of Synopsys or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Synopsys nor Acquisition Sub, nor to the knowledge of Synopsys or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of Synopsys named in Schedule I-A to this Schedule 13D are citizens of the United States, except Mr. de Geus, who is a citizen of The Netherlands, Mr. Camposano, who is a citizen of Germany and Dr. Newton, who is a citizen of Australia. All of the directors and executive officers of Acquisition Sub named in Schedule I-B to this Schedule 13D are citizens of the United States.

CUSIP No. 609842 10 9	Page 5 of 13

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In order to induce Synopsys and Acquisition Sub to enter into the Reorganization Agreement and to facilitate the consummation of the Acquisition, certain stockholders of MoSys have entered into Stockholder Agreements with Synopsys and Acquisition Sub as described in Item 4 and Item 5 of this Schedule 13D. No other consideration was paid in exchange for such stockholders entering into the Stockholder Agreements.

ITEM 4.	PURPOSE OF TRANSACTION

(a) - (b) The Reorganization Agreement provides for the acquisition by Synopsys, through Acquisition Sub, of all of the outstanding common stock of MoSys in a two-step transaction comprised of a combination cash and stock exchange offer for all of the issued and outstanding shares of MoSys common stock, followed by a merger of Acquisition Sub with and into MoSys. Acquisition Sub has the right to convert the Offer into an all-cash tender offer. The obligation of Acquisition Sub to accept for payment and pay for shares of MoSys common stock validly tendered in the Offer (and not withdrawn) is subject to a number of conditions set forth in the Reorganization Agreement.

The Reorganization Agreement further provides that following the successful completion of the Offer (and if necessary the adoption of the Reorganization Agreement by the holders of a majority of MoSys’ outstanding shares), and subject to the satisfaction of certain additional conditions, Acquisition Sub will be merged with and into MoSys, and MoSys will become a wholly-owned subsidiary of Synopsys.

In order to induce Synopsys to enter into the Reorganization Agreement, certain of MoSys’ directors and executive officers and certain related persons collectively owning approximately 28.5% of the outstanding shares of MoSys common stock have entered into stockholder agreements with Synopsys and Acquisition Sub pursuant to which they have agreed, in their respective capacities as stockholders of MoSys, to tender all of their shares of MoSys common stock, as well as any additional shares of MoSys common stock which they may acquire (pursuant to MoSys stock options or otherwise), to Acquisition Sub in the Offer (the “Stockholder Agreements”). The parties to the Stockholder Agreements have also agreed to vote all of their shares of MoSys common stock in favor of the Merger, the execution and delivery by MoSys of the Reorganization Agreement and the adoption and approval of the Reorganization Agreement.

The following stockholders of MoSys have entered into Stockholder Agreements with Synopsys and Acquisition Sub: Wing-Yu Leung; Fu-Chieh Hsu; Carl Berg; and the 1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee.

The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement and the Stockholder Agreements is qualified in its entirety by reference to the full texts of the Reorganization Agreement and the form of Stockholder Agreement, copies of which are incorporated by reference in this Schedule 13D — see Exhibits 2.1 and 2.2.

(c) Not applicable.

(d) If the Merger is consummated, MoSys will become a wholly-owned subsidiary of Synopsys, and Synopsys will subsequently determine the size and membership of the board of directors of MoSys and the officers of MoSys. The Reorganization Agreement also contemplates (under certain circumstances enumerated therein) a second merger, following the Merger, in which MoSys would be merged into Synopsys or another wholly owned subsidiary of Synopsys.

(e) The Reorganization Agreement prohibits MoSys from issuing securities, disposing of securities or changing its capitalization, except under limited circumstances set forth therein. Upon consummation of the Merger, the number of outstanding shares of MoSys common stock will be adjusted as contemplated by the Reorganization Agreement. The Reorganization Agreement further prohibits MoSys from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities. Upon consummation of the Merger, MoSys will become a wholly-owned subsidiary of Synopsys, and will cease to be a reporting company under the Exchange Act.

CUSIP No. 609842 10 9	Page 6 of 13

(f) Upon consummation of the Merger, MoSys will become a wholly-owned subsidiary of Synopsys. The Reorganization Agreement also contemplates (under certain circumstances enumerated therein) a second merger, following the Merger, in which MoSys would be merged into Synopsys or another wholly owned subsidiary of Synopsys.

(g) The Reorganization Agreement contains provisions that limit the ability of MoSys to engage in a transaction that would entail a change of control of MoSys during the pendency of the Reorganization Agreement.

(h) Upon consummation of the Merger, MoSys common stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, MoSys common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

(j) Other than as described above, neither Synopsys nor Acquisition Sub currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each of Synopsys and Acquisition Sub reserves the right to develop such plans).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Stockholder Agreements, Synopsys and Acquisition Sub have the shared power to dispose of, and to vote with respect to certain matters relating to the Acquisition as set forth in such Stockholder Agreements, 8,764,826 shares of MoSys common stock, representing approximately 28.5% of the outstanding common stock of MoSys as of February 23, 2004 (the “Subject Shares”).

The description contained in this Item 5 of the transactions contemplated by the Stockholder Agreements is qualified in its entirety by reference to the full text of the form of Stockholder Agreement, a copy of which is incorporated by reference in this Schedule 13D as Exhibit 2.2.

Schedule I-A to this Schedule 13D sets forth the names, addresses, and employers of the executive officers and directors of Synopsys, and Schedule I-B to this Schedule 13D sets forth the names, addresses and employers of the executive officers and directors of Acquisition Sub. All of the directors and executive officers of Synopsys and Acquisition Sub are citizens of the United States, except Mr. de Geus, who is a citizen of The Netherlands, Mr. Camposano, who is a citizen of Germany and Dr. Newton, who is a citizen of Australia. Schedule II to this Schedule 13D sets forth, to the best of Synopsys’ and Acquisition Sub’s knowledge, the following information for those persons with whom Synopsys and Acquisition Sub share the power to vote or to direct the vote or to dispose or to direct the disposition of the Subject Shares: (i) if such person is a natural person, the name, address, and principal occupation or employer, of such person; and (ii) if such person is a trust or pension plan, the name, address and principal occupation and employer of the natural person controlling such trust or pension plan. To the best of Synopsys’ and Acquisition Sub’s knowledge, all of the persons listed on Schedule II to this Schedule 13D are citizens of the United States.

Except as set forth in this Schedule 13D, no shares of MoSys common stock are beneficially owned by Synopsys or Acquisition Sub or, to the knowledge of Synopsys and Acquisition Sub, any person listed on Schedule I-A or Schedule I-B to this Schedule 13D.

During the past five years, to the knowledge of Synopsys and Acquisition Sub, no person listed on Schedule I-A, Schedule I-B or Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of Synopsys and Acquisition Sub, no person listed on Schedule I-A, Schedule I-B or Schedule II to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Neither Synopsys nor Acquisition Sub, nor to the knowledge of Synopsys and Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has effected any transaction in MoSys common stock during the past 60 days, except as disclosed herein.

CUSIP No. 609842 10 9	Page 7 of 13

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, neither Synopsys nor Acquisition Sub is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of MoSys, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc., a wholly-owned subsidiary of Synopsys, Inc. and Monolithic System Technology, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Synopsys, Inc., on February 26, 2004).

2.2	Form of Stockholder Agreement (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Synopsys, Inc., on February 26, 2004).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2004

SYNOPSYS, INC.

/s/ Rex S. Jackson
Rex S. Jackson, Vice President and General Counsel

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JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on our behalf.

Date: March 4, 2004

MOUNTAIN ACQUISITION SUB, INC.

/s/ Rex S. Jackson
Rex S. Jackson, Vice President and Secretary

SCHEDULE I-A

EXECUTIVE OFFICERS AND DIRECTORS OF SYNOPSYS

Name and Title	Employer	Business Address
Aart J. de Geus Chief Executive Officer and Chairman of the Board of Directors	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Chi-Foon Chan President, Chief Operating Officer and Director	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Vicki L. Andrews Senior Vice President, Worldwide Sales Director	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Dr. Raul Camposano Senior Vice President and Chief Technical Officer	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

John Chilton Senior Vice President and General Manager, Solutions Group	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Antun Domic Senior Vice President and General Manager, Implementation Group	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Steven K. Shevick Chief Financial Officer	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Rex S. Jackson Vice President and General Counsel and Corporate Secretary	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Andy D. Bryant Director	Executive Vice President and Chief Financial and Enterprise Services Officer of Intel Corporation	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Bruce R. Chizen Director	President of Adobe Systems Incorporated	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Deborah A. Coleman Director	General Partner of SmartForest Ventures	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

A. Richard Newton Director	Dean of the College of Engineering at the University of California at Berkeley	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Sasson Somekh Director	President of Novellus Systems, Inc.	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Name and Title	Employer	Business Address
Roy Vallee Director	Chief Executive Officer and Chairman of the Board of Avnet, Inc.	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Steven C. Walske Director	Chief Business Strategist of Parametric Technology Corporation	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

SCHEDULE I-B

EXECUTIVE OFFICERS AND DIRECTORS OF ACQUISITION SUB

Name and Title	Employer	Business Address
Steven K. Shevick Director, President and CEO	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Richard Rowley Director, Vice President and Treasurer	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Rex S. Jackson Director, Vice President and Secretary	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

SCHEDULE II

PERSONS WITH WHOM SYNOPSYS AND ACQUISITION

SUB SHARE VOTING AND DISPOSITIVE POWER

Name and Title	Employer	Business Address
Wing-Yu Leung Director, Executive Vice President, Engineering and Chief Technical Officer, Monolithic System Technology, Inc.	Monolithic System Technology, Inc.	1020 Stewart Drive, Sunnyvale, California 94085

Fu-Chieh Hsu Chairman of the Board and Chief Executive Officer, Monolithic System Technology, Inc.	Monolithic System Technology, Inc.	1020 Stewart Drive, Sunnyvale, California 94085

Carl Berg Director, Monolithic System Technology, Inc.	Chairman of the Board and Chief Executive Officer of Mission West Properties, Inc.	10050 Bandley Drive, Cupertino, California 94014

1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee[1]	N/A	10050 Bandley Drive, Cupertino, California 94014

[1]	The 1981 Kara Ann Berg Trust (the “Kara Trust”), Clyde J. Berg, Trustee, organized under the laws of the state of California. Clyde J. Berg, the sole trustee of the Kara Trust, is a citizen of the United States.

EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc., a wholly-owned subsidiary of Synopsys, Inc. and Monolithic System Technology, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Synopsys, Inc., on February 26, 2004).

2.2	Form of Stockholder Agreement (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Synopsys, Inc., on February 26, 2004).